787 Seventh Avenue New York, N.Y. 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 28, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment Nos. 206, 207 and 208

Dear Ms. Cole:

This letter responds to your comments with respect to each of the following post-effective amendments (“PEA”) to the Company’s registration statement filed on behalf of the following series of the Company (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”).

PEA No.	Date Filed	Series
206 207 208	January 30, 2012 February 10, 2012 February 10, 2012	iShares Emerging Markets High Yield Bond Fund iShares Global ex USD High Yield Corporate Bond Fund iShares Global High Yield Corporate Bond Fund

The comments were provided in telephone conversations on March 13, 2012 and March 20, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

iShares Emerging Markets High Yield Bond Fund (PEA No. 206)

Comment No. 1:    In the principal investment strategies section of the prospectus, please clarify the expected maturity of the Fund (e.g., the Fund will principally invest in long-term bonds).

Response:    The Company respectfully submits that no additional disclosure regarding maturity is necessary as the principal investment strategies section of the prospectus includes the following statement: “All securities included in the Underlying Index must be U.S. dollar-denominated fixed rate bonds with a remaining maturity of 13 months or more at the time of rebalancing and a minimum of 36 months to maturity or greater at time of issuance.”

Comment No. 2:    Please confirm that the Fund has non-diversification risk disclosure.

Response:    The Company confirms that on pages S-5 and 7 of the prospectus, the Company has included the risk “Non-Diversification Risk.”

iShares Global ex USD High Yield Corporate Bond Fund (PEA No. 207)

Comment 1:    In the introduction to the fees and expenses table, add acquired fund fees and expenses to the following statement if acquired fund fees and expenses will be borne by the Fund: “BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses.”

Response:    To the extent the Fund includes Acquired Fund Fees and Expenses in the fees and expenses table, the Fund will include the following sentence in the Fees and Expenses section of the prospectus: “The Fund will also pay Acquired Fund Fees and Expenses.”

Comment 2:    Please provide additional disclosure clarifying what constitutes a “high yield” security. Please confirm that 80% of the Fund’s assets will be invested in high yield securities.

Response:    The Company respectfully submits that the description of the type of security that the Company considers a high yield security is disclosed under “High Yield Securities Risk,” which states that high yield securities are “[s]ecurities that are rated below investment grade (commonly referred to as “junk bonds,” including those bonds rated lower than “BBB-” by Standard & Poor’s® (a division of The McGraw-Hill Companies, Inc.) (“S&P”) and Fitch, Inc. (“Fitch”), or “Baa3” by Moody’s® Investors Service, Inc. (“Moody’s”)), or are unrated.”

The Fund has adopted a non-fundamental investment policy to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Underlying Index or in depositary receipts representing securities of the Underlying Index. Because the Underlying Index consists of high yield corporate bonds, the Company confirms that 80% of the Fund’s assets will be invested in high yield securities.

Comment 3:    Please provide additional disclosure of the maturity of the securities selected for the Underlying Index.

Response:    The disclosure of the Fund’s principal investment strategies includes the following description of the maturity of the securities in the Underlying Index: “The maturities of the securities in the Underlying Index range from 1-15 years. As of February 29, 2012, the weighted average maturity of the securities in the Underlying Index was 5.95 years, and the weighted average life of these securities (which includes the impact of calls) was 4.81 years.”

Comment 4:    The Fund includes the term “global” in its name. Please make a representation in the registration statement that at least 40% of the Fund’s assets will be invested in companies located outside of the United States.

Response:    In its release adopting Rule 35d-1,1 the Securities and Exchange Commission (the “SEC”) stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. The prospectus for the Fund discloses the various countries in which the Fund expects to invest its assets and evidences the Fund’s intent to make investments in a number of different countries throughout the world. The Company submits that the inclusion of the term “global” in the name of the Fund is appropriate and consistent with the position stated by the SEC in the Adopting Release. Although the Company believes the requested disclosure is not required by Rule 35d-1, the Fund’s disclosure has been amended to state that, “The Fund, under normal market conditions, will invest at least 40% of its assets in issuers organized or located outside the United States or doing business outside the United States.”

Comment 5:    The description of the principal investment strategies for the Fund includes the following statement: “The Fund may at times invest up to 20% of its assets in certain futures contracts, options on futures contracts, options, swaps, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in bonds not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index.” Please confirm that the Fund’s investment in these derivative instruments and other securities are used to help the Fund track the Underlying Index.

Response:    The Company confirms that, to the extent the Fund invests in these types of instruments, the investment will be used to help the Fund track the Underlying Index.

Comment 6:    The description of the principal investment strategies for the Fund includes the following statement: “The Fund may at times invest up to 20% of its assets in certain futures contracts, options on futures contracts, options, swaps, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in bonds not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index.” Please add risks of investing in derivatives as a principal risk of the Fund.

Response:    Although the Fund discloses the possibility that it may use futures contracts, options and swaps in seeking to track the performance of its Underlying Index, the Company believes that the utilization of these financial instruments will be limited under current market conditions. As a result, the Company has not disclosed the risks associated with investing in derivative instruments as a principal risk of the Fund. If the Fund commences investing in derivative instruments to the point the investments constitute a principal risk, the Company will add appropriate disclosure to the Fund’s prospectus.

[1]

Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n. 42 (the “Adopting Release”). See also, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 10.

Comment 7:    Please provide the date the portfolio management team started managing portfolio assets.

Response:    The Company respectfully submits that the use of the phrase “since inception” adequately discloses the date the portfolio management team started managing portfolio assets because this is the Fund’s inaugural year. The Fund will update this information in its annual update to its registration statement.

iShares Global High Yield Corporate Bond Fund (PEA No. 208)

Comment 1:    The exchange ticker symbol and the stock exchange listing should appear on the cover page, not on the first page of the summary section of the prospectus.

Response:    The Fund’s exchange ticker symbol will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Company has previously noted, the Company also intends to disclose the Fund’s exchange ticker symbol in the heading of the summary section in the prospectus.

Comment 2:    In the introduction to the fees and expenses table, add acquired fund fees and expenses to the following statement if acquired fund fees and expenses will be borne by the Fund: “BFA will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses.”

Response:    To the extent the Fund includes Acquired Fund Fees and Expenses in the fees and expenses table, the Fund will include the following sentence in the Fees and Expenses section of the prospectus: “The Fund will also pay Acquired Fund Fees and Expenses.”

Comment 3:    The Fund includes the term “global” in its name. Please make a representation in the registration statement that at least 40% of the Fund’s assets will be invested in companies located outside of the United States.

Response:    In Adopting Release for Rule 35d-1,2 the SEC stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. The prospectus for the Fund discloses the various countries in which the Fund expects to invest its assets and evidences the Fund’s intent to make investments in a number of different countries throughout the world. The Company submits that the inclusion of the term “global” in the name of the Fund is appropriate and consistent with the position stated by the SEC in the Adopting Release. In seeking to track the performance of its Underlying Index, the Fund will invest in issuers organized or located outside the U.S. or doing business outside the U.S. to approximately the same extent as the Underlying Index. Although the Company believes the requested disclosure is not required by Rule 35d-1, the Fund’s disclosure has been amended to state that, “It is expected that the Underlying Index, under normal market conditions, will include a significant percentage of issuers (generally, at least 40%) organized or located outside the United States or doing business outside the United States.”

[2]	See note 1, supra, and accompanying text.

Comment 4:    Please provide additional disclosure clarifying what constitutes a “high yield” security. Please confirm that 80% of the Fund’s assets will be invested in high yield securities.

Response:    The Company respectfully submits that the description of the type of security that the Company considers a high yield security is disclosed under “High Yield Securities Risk,” which states that high yield securities are “[s]ecurities that are rated below investment grade (commonly referred to as “junk bonds,” including those bonds rated lower than “BBB-” by Standard & Poor’s® (a division of The McGraw-Hill Companies, Inc.) (“S&P”) and Fitch, Inc. (“Fitch”), or “Baa3” by Moody’s® Investors Service, Inc. (“Moody’s”)), or are unrated.”

The Fund has adopted a non-fundamental investment policy to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in securities of the Underlying Index or in depositary receipts representing securities of the Underlying Index. Because the Underlying Index consists of high yield corporate bonds, the Company confirms that 80% of the Fund’s assets will be invested in high yield securities.

Comment 5:    The description of the principal investment strategies for the Fund includes the following statement: “The Fund may at times invest up to 20% of its assets in certain futures contracts, options on futures contracts, options, swaps, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in bonds not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index.” Please confirm that the Fund’s investment in these derivative instruments and other securities are used to help the Fund track the Underlying Index.

Response:    The Company confirms that, to the extent the Fund invests in these types of instruments, the investment will be used to help the Fund track the Underlying Index.

Comment 6:    The description of the principal investment strategies for the Fund includes the following statement: “The Fund may at times invest up to 20% of its assets in certain futures contracts, options on futures contracts, options, swaps, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in bonds not included in the Underlying Index, but which BFA believes will help the Fund track the Underlying Index.” Please add risks of investing in derivatives as a principal risk of the Fund.

Response:    Although the Fund discloses the possibility that it may use futures contracts, options and swaps in seeking to track the performance of its Underlying Index, the Company believes that the utilization of these financial instruments will be limited under current market conditions. As a result, the Company has not disclosed the risks associated with investing in derivative instruments as a principal risk of the Fund. If the Fund commences investing in derivative instruments to the point the investments constitute a principal risk, the Company will add appropriate disclosure to the Fund’s prospectus.

Comment 7:    The principal investment strategies for the Fund should include a description of privately-issued securities if privately-issued securities risk is identified as a principal risk of the Fund.

Response:    The disclosure of the Fund’s principal investment strategies includes a description of privately-issued securities (e.g., securities that may be purchased only in accordance with Rule 144A under the 1933 Act).

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Ed Baer
Andrew Josef